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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MECHANICAL DYNAMICS, INC.
(Name of Subject Company (Issuer))

MSC.SOFTWARE CORPORATION
MSC ACQUISITION II CORP.
(Names of Filing Persons—Offerors)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

583521 10 9
(CUSIP Number of Class of Securities)

Louis Greco, Chief Financial Officer
MSC.Software Corporation
2 MacArthur Place
Santa Ana, California 92707
TELEPHONE: (714) 540-8900
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

COPY TO:

Richard Boehmer, Esq.
O'Melveny & Myers LLP
400 S. Hope Street Los Angeles, California, 90071
TELEPHONE: (213) 430-6000

CALCULATION OF FILING FEE:

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$134,180,700	$12,345

*	For purposes of calculating amount of filing fee only. Based on the offer to purchase 7,118,340 shares of common stock, no par value, of Mechanical Dynamics, Inc. at a purchase price of $18.85 per share net to the seller in cash, without interest. Such number of shares represents the total of shares issued and outstanding and subject to options as of March 6, 2002.
**	The amount of the filing fee calculated in accordance with H.R. 1088, the "Investor and Capital Markets Fee Relief Act", equals $92 per million of the transaction valuation.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	None	Filing Party:	Not applicable
	Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:
☐	Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

        This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by MSC Acquisition II Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of MSC.Software Corporation, a Delaware corporation ("MSC"), to purchase (1) all outstanding shares ("Shares") of common stock, no par value, of Mechanical Dynamics, Inc., a Michigan corporation ("Mechanical Dynamics"), at a price of $18.85 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated March 22, 2002, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. This Schedule TO is being filed on behalf of the Purchaser and MSC.

        The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein. The Agreement and Plan of Merger, dated as of March 15, 2002, among Mechanical Dynamics, MSC and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, the Voting Agreements, dated as of March 15, 2002, between MSC and certain shareholders of Mechanical Dynamics, copies of which are attached as Exhibit (d)(2) hereto, and the Stock Option Agreement, dated as of March 15, 2002, between Mechanical Dynamics and MSC, a copy of which is attached as Exhibit (d)(3) hereto, are incorporated by reference with respect to Items 5, 6, 8 and 11 of Schedule TO.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

        During the last five years, to the best knowledge of the Purchaser and MSC, none of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of violations of such laws.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as described in the Offer to Purchase, during the past two years there have not been any negotiations, transactions or material contacts between the Purchaser or MSC or, to the best knowledge of the Purchaser or MSC any of the persons listed in Schedule I to the Offer to Purchase, on the one hand, and Mechanical Dynamics or any of its directors, executive officers or affiliates, on the other hand, that are required to be disclosed pursuant to this item.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        As of March 22, 2002, MSC owns 42,000 Shares and none of the Purchaser nor, to the best knowledge of the Purchaser or MSC, any of the persons listed in Schedule I to the Offer to Purchase, or any associate or majority-owned subsidiary of the Purchaser or MSC or any of the persons listed in Schedule I to the Offer to Purchase, beneficially owns any equity security of Mechanical Dynamics; and none of the Purchaser nor, to the best knowledge of the Purchaser or MSC, any associate or majority-owned subsidiary of the Purchaser or MSC, has effected any transaction in any equity security of Mechanical Dynamics during the past 60 days.

        During the past 60 days MSC has effected the following purchases of Shares through open market purchases:

Date	Number of Shares Acquired	Price per Share ($)
01/24/02	1,300	12.25
01/24/02	1,100	12.40
01/28/02	3,000	12.45
01/28/02	2,000	12.25
01/28/02	300	12.25
01/28/02	5,000	12.50
01/30/02	5,000	12.50
01/31/02	8,000	12.40
01/31/02	5,000	12.45
01/31/02	1,500	12.45
02/01/02	4,800	12.45
02/01/02	2,000	12.125
02/01/02	2,000	12.40
02/01/02	1,000	12.00

ITEM 12.    EXHIBITS.

99(a)(1)(A)	Offer to Purchase, dated March 22, 2002.
99(a)(1)(B)	Letter of Transmittal.
99(a)(1)(C)	Notice of Guaranteed Delivery.
99(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
99(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
99(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99(a)(1)(G)	Summary Advertisement published March 22, 2002.
99(b)	Commitment Letter, dated as of March 20, 2002, between MSC.Software Corporation and Comerica Bank.
99(d)(1)	Agreement and Plan of Merger, dated as of March 15, 2002, among Mechanical Dynamics, Inc., MSC.Software Corporation and Purchaser.
99(d)(2)	Voting Agreements dated as of March 15, 2002 between MSC.Software Corporation and certain shareholders of Mechanical Dynamics, Inc.
99(d)(3)	Stock Option Agreement dated as of March 15, 2002 between Mechanical Dynamics, Inc. and MSC.Software Corporation.
99(e)	Not applicable.
99(f)	Not applicable.
99(g)	Not applicable.
99(h)	Not applicable.

SIGNATURE

        After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of March 22, 2002 that the information set forth in this statement is true, complete and correct.

MSC.SOFTWARE CORPORATION
By:	/s/ LOUIS A. GRECO Name: Louis A. Greco Title: Chief Financial Officer
MSC ACQUISITION II CORP.
By:	/s/ LOUIS A. GRECO Name: Louis A. Greco Title: Chief Financial Officer

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EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99(a)(1)(A)	Offer to Purchase, dated March 22, 2002.
99(a)(1)(B)	Letter of Transmittal.
99(a)(1)(C)	Notice of Guaranteed Delivery.
99(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
99(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
99(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99(a)(1)(G)	Summary Advertisement published March 22, 2002.
99(b)	Commitment Letter, dated as of March 20, 2002, between MSC.Software Corporation and Comerica Bank.
99(d)(1)	Agreement and Plan of Merger, dated as of March 15, 2002, among Mechanical Dynamics, Inc., MSC.Software Corporation and Purchaser.
99(d)(2)	Voting Agreements dated as of March 15, 2002 between MSC.Software Corporation and certain shareholders of Mechanical Dynamics, Inc.
99(d)(3)	Stock Option Agreement dated as of March 15, 2002 between Mechanical Dynamics, Inc. and MSC.Software Corporation.

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